EX-99.h.4.p

AMENDED AND RESTATED FEE WAIVER AND

EXPENSE ASSUMPTION AGREEMENT

AMENDED AND RESTATED FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, dated as of                     , 2008, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of DFA Global Real Estate Securities Portfolio (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”), amending and restating the Fee Waiver and Expense Assumption Agreement dated April 23, 2008.

WHEREAS, Dimensional has entered into an Investment Advisory Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides investment management services for the Portfolio, and for which Dimensional is compensated based on the average net assets of such Portfolio; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by Dimensional. Dimensional agrees to waive all or a portion of its management fee and to assume the expenses of the Portfolio (including the expenses that the Portfolio bears as a shareholder of other funds managed by the Advisor but excluding the expenses that the Portfolio incurs indirectly through its investment in unaffiliated investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of the Portfolio to 0.55% of the Portfolio’s average net assets on an annualized basis (the “Expense Limitation Amount”).

2.	Duty to Reimburse Dimensional. If, at any time, the Portfolio Expenses are less than Portfolio’s Expense Limitation Amount, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the Portfolio’s annualized Portfolio Expenses to exceed the Portfolio’s Expense Limitation Amount. There shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six months prior to the date of any such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4.	Duration and Termination. This Agreement shall continue in effect until March 1, 2010, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for the Portfolio, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement for the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DIMENSIONAL FUND ADVISORS LP		DFA INVESTMENT DIMENSIONS GROUP INC.

By:	DIMENSIONAL HOLDINGS INC., General Partner

By:		By:
Name:		Name:
Title:		Title: